Exhibit 99.2

Government Properties Income Trust

First Quarter 2012
Supplemental Operating and Financial Data



50 West State Street, Trenton, NJ.
Square Feet: 266,995.
Primary Tenant: State Department of New Jersey.

All amounts in this report are unaudited.

GOV LISTED NYSE



TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNTS OF SUCH DISTRIBUTIONS,
- OUR ACQUISITIONS OF PROPERTIES,
- THE CREDIT QUALITY OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR EXPECTATIONS THAT THERE WILL BE INCREASED OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,
- OUR EXPECTATIONS THAT THERE WILL BE AN INCREASE IN DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT AND REIT MANAGEMENT & RESEARCH LLC AND THEIR RELATED PERSONS AND ENTITIES,



- THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY CAUSE OUR ACQUISITIONS NOT TO OCCUR OR TO BE DELAYED,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE OR NOT OTHERWISE BE AT A LEVEL TO SUFFICIENTLY COVER OUR COSTS,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS,

- ACTUAL ANNUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN, AND

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



One Georgia Center, Atlanta, GA.
Square Feet: 375,805.
Primary Tenant: GA Department of Transportation.



The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which owns buildings that are majority leased to government tenants located throughout the United States. The majority of our properties are office buildings. As of March 31, 2012, we owned 71 properties with approximately 8.9 million rentable square feet. Fifty-two properties are primarily leased to the U.S. Government, 15 properties are primarily leased to eight state governments, and one property is leased to the United Nations, an international intergovernmental agency. We are included in the Russell 2000® stock index and the MSCI US REIT index.

Strategy:

Our business strategy is to maintain our properties, seek to renew our leases or enter into new leases as they expire, selectively acquire additional properties that are majority leased to government tenants and pay distributions to shareholders. As our current leases expire, we will attempt to renew leases with existing tenants or enter into leases with new tenants, in both circumstances at rents which are equal to or greater than the rents we now receive. Our ability to renew leases with existing tenants or enter into new leases with new tenants and the rents we are able to charge will depend in large part upon market conditions which are generally beyond our control. Although we sometimes may sell properties, we generally consider ourselves to be a long term investor and are more interested in the long term earnings potential of our properties than selling properties for short term gains. We do not have any off balance sheet investments in real estate entities.

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,600 properties, located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 740 employees in its headquarters and regional offices located throughout the U.S. In addition to managing GOV, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings and Select Income REIT, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21 billion as of March 31, 2012. We believe that being managed by RMR is a competitive advantage for GOV because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 3/31/2012):

Total properties   71
Total sq. ft. (000s)   8,949
Percent leased   91.9%



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@govreit.com, or Elisabeth Heiss,
Manager, Investor Relations, at (617) 796-8222 or eheiss@govreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Banc of America Merrill Lynch Research
James Feldman
(646) 855-5808

Janney Capital Markets
Daniel Donlan
(212) 665-6476

Jefferies & Company, Inc.
Omotayo Okusanya
(212) 336-7076

JMP Securities
Mitch Germain
(212) 906-3546

Morgan Stanley
Paul Morgan
(415) 576-2627

RBC Capital Markets
David Rodgers
(440) 715-2647

Wells Fargo Securities
Brendan Maiorana
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-0376

Standard and Poor's
Susan Madison
(212) 438-4516

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIAL INFORMATION

Southpointe I, Plantation, FL.
Square Feet: 135,819.
Primary Tenant: Internal Revenue Service.



KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Shares Outstanding:					
Common shares outstanding (at end of period)[1]	47,091	47,052	47,052	40,511	40,501
Weighted average common shares outstanding [1]	47,052	47,052	45,322	40,506	40,501
Common Share Data:					
Price at end of period	$ 24.11	$ 22.55	$ 21.51	$ 27.02	$ 26.86
High during period	$ 24.87	$ 24.29	$ 27.80	$ 27.50	$ 27.22
Low during period	$ 22.03	$ 19.68	$ 20.50	$ 24.27	$ 25.46
Annualized dividends declared per share during period	$ 1.68	$ 1.68	$ 1.68	$ 1.68	$ 1.64
Annualized dividend yield (at end of period)	7.0%	7.5%	7.8%	6.2%	6.1%
Annualized Normalized FFO[2] multiple (at end of period)	11.3x	10.2x	10.6x	13.0x	14.0x
Annualized property net opertaing income (NOI) / total market capitalization[3]	8.2%	8.7%	8.6%	7.2%	7.6%
Market Capitalization:					
Total debt (book value)	$ 444,826	$ 440,883	$ 328,108	$ 383,898	$ 201,165
Plus: market value of common shares (at end of period)	1,135,364	1,061,023	1,012,089	1,094,607	1,087,857
Total market capitalization	$ 1,580,190	$ 1,501,906	$ 1,340,197	$ 1,478,505	$ 1,289,022
Total debt / total market capitalization	28.2%	29.4%	24.5%	26.0%	15.6%
Book Capitalization:					
Total debt	$ 444,826	$ 440,883	$ 328,108	$ 383,898	$ 201,165
Plus: total shareholders' equity	885,905	891,668	898,189	745,265	751,049
Total book capitalization	$ 1,330,731	$ 1,332,551	$ 1,226,297	$ 1,129,163	$ 952,214
Total debt / total book capitalization	33.4%	33.1%	26.8%	34.0%	21.1%
Selected Balance Sheet Data:					
Total assets	$ 1,363,247	$ 1,368,575	$ 1,266,668	$ 1,162,734	$ 980,761
Total liabilities	$ 477,342	$ 476,907	$ 368,479	$ 417,469	$ 229,712
Gross book value of real estate assets [4]	$ 1,491,535	$ 1,490,912	$ 1,371,223	$ 1,267,890	$ 1,081,366
Total debt / gross book value of real estate [4]	29.8%	29.6%	23.9%	30.3%	18.6%
Selected Income Statement Data:					
Rental income	$ 50,455	$ 51,726	$ 45,889	$ 42,107	$ 39,228
EBITDA [4]	$ 29,248	$ 29,524	$ 26,104	$ 24,170	$ 22,052
NOI [3]	$ 32,234	$ 32,724	$ 28,768	$ 26,670	$ 24,343
NOI margin [6]	63.9%	63.3%	62.7%	63.3%	62.1%
Net income	$ 13,059	$ 13,248	$ 11,563	$ 10,932	$ 10,254
Normalized FFO [2]	$ 25,180	$ 26,133	$ 22,950	$ 21,038	$ 19,469
Common distributions paid	$ 19,762	$ 19,761	$ 17,015	$ 17,010	$ 16,606
Normalized FFO payout ratio	78.5%	75.6%	74.1%	80.9%	85.3%
Per Share Data :					
Net income	$ 0.28	$ 0.28	$ 0.26	$ 0.27	$ 0.25
Normalized FFO [2]	$ 0.54	$ 0.56	$ 0.51	$ 0.52	$ 0.48
Coverage Ratios:					
EBITDA [4] / interest expense	7.3x	9.0x	8.3x	7.9x	8.7x
Total Debt / Annualized EBITDA [5]	3.8x	3.7x	3.1x	4.0x	2.3x

[1] On July 25, 2011, we sold 6,500,000 of our common shares in a public offering.

[2] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[5] See Exhibit B for the calculation of EBITDA and a reconciliation of those amounts to net income determined in accordance with GAAP.

[6] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for more information.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except share data)



	As of 3/31/2012	As of 12/31/2011
ASSETS		
Real estate properties:		
Land	$ 224,674	$ 224,674
Buildings and improvements	1,130,610	1,129,994
	1,355,284	1,354,668
Accumulated depreciation	(164,193)	(156,618)
	1,191,091	1,198,050
Acquired real estate leases, net	112,178	117,596
Cash and cash equivalents	9,275	3,272
Restricted cash	2,201	1,736
Rents receivable, net	26,472	29,000
Deferred leasing costs, net	3,073	3,074
Deferred financing costs, net	7,075	5,550
Other assets, net	11,882	10,297
Total assets	$ 1,363,247	$ 1,368,575
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ -	$ 345,500
Unsecured term loan	350,000	-
Mortgage notes payable	94,826	95,383
Accounts payable and accrued expenses	18,438	20,691
Due to related persons	3,596	4,071
Assumed real estate lease obligations, net	10,482	11,262
Total liabilities	477,342	476,907
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 70,000,000 shares authorized, 47,090,791 and 47,051,650 shares issued and outstanding, respectively	471	471
Additional paid in capital	936,379	935,438
Cumulative net income	100,392	87,333
Cumulative other comprehensive income	76	77
Cumulative common distributions	(151,413)	(131,651)
Total shareholders' equity	885,905	891,668
Total liabilities and shareholders' equity	$ 1,363,247	$ 1,368,575



CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(dollar amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2012	3/31/2011
Rental income [1]	$ 50,455	$ 39,228
Expenses:		
Real estate taxes	5,533	4,457
Utility expenses	3,835	3,507
Other operating expenses	8,853	6,921
Depreciation and amortization	12,072	8,386
Acquisition related costs	49	829
General and administrative	3,039	2,343
Total expenses	33,381	26,443
Operating income	17,074	12,785
Interest and other income	8	15
Interest expense (including net amortization of debt premiums and deferred financing fees of $324 and $259, respectively)	(4,023)	(2,537)
Equity in earnings of an investee	45	37
Income before income tax expense	13,104	10,300
Income tax expense	(45)	(46)
Net income	$ 13,059	$ 10,254
Weighted average common shares outstanding	47,052	40,501
Net income per common share	$ 0.28	$ 0.25
Additional Data:		
General and administrative expenses / rental income	6.02%	5.97%
General and administrative expenses / total assets (at end of period)	0.22%	0.24%
Non-cash straight line rent adjustments [1]	$ 869	$ 118
Lease value amortization included in rental income [1]	$ (554)	$ 172
Lease termination fees included in rental income	$ -	$ -
Capitalized interest expense	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable obligations of our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollar amounts in thousands)

	For the Three Months Ended	
	3/31/2012	3/31/2011
Cash flows from operating activities:		
Net income	$ 13,059	$ 10,254
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	7,788	5,972
Net amortization of debt premium and deferred financing fees	324	259
Straight line rental income	(869)	(118)
Amortization of acquired real estate leases	4,638	2,126
Amortization of deferred leasing costs	198	116
Other non-cash expenses	466	383
Equity in earnings of an investee	(45)	(37)
Change in assets and liabilities:		
(Increase) decrease in restricted cash	(465)	(272)
(Increase) decrease in deferred leasing costs	(197)	(35)
(Increase) decrease in rents receivable	3,397	(1,648)
(Increase) decrease in other assets	1,859	231
Increase (decrease) in accounts payable and accrued expenses	(1,104)	(972)
Increase (decrease) in due to related persons	259	962
Cash provided by operating activities	29,308	17,221
Cash flows from investing activities:		
Real estate acquisitions and deposits	(3,400)	(37,582)
Real estate improvements	(2,237)	(1,363)
Cash used in investing activities	(5,637)	(38,945)
Cash flows from financing activities:		
Repayment of mortgage notes payable	(442)	(198)
Borrowings on unsecured revolving credit facility	-	75,000
Repayments on unsecured revolving credit facility	(345,500)	(38,000)
Proceeds from unsecured term loan	350,000	-
Financing fees	(1,964)	(3)
Distributions to common shareholders	(19,762)	(16,606)
Cash (used in) provided by financing activities	(17,668)	20,193
Increase (decrease) in cash and cash equivalents	6,003	(1,531)
Cash and cash equivalents at beginning of period	3,272	2,437
Cash and cash equivalents at end of period	$ 9,275	$ 906
Supplemental cash flow information:		
Interest paid	$ 3,937	$ 2,687
Income taxes paid	24	31
Non-cash financing activities		
Issuance of common shares	$ 941	-



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$550,000 unsecured revolving credit facility [2]	1.80%	1.80%	$ -	10/19/2015	$ -	3.6
$350,000 unsecured term loan [3]	2.00%	2.00%	350,000	1/11/2017	350,000	4.8
Total / weighted average unsecured floating rate debt	2.00%	2.00%	$ 350,000		$ 350,000	4.8
Secured Fixed Rate Debt:						
Secured debt - One property in Landover, MD	6.21%	6.21%	$ 24,645	8/1/2016	$ 23,296	4.3
Secured debt - One property in Lakewood, CO	8.15%	6.15%	9,791	3/1/2021	-	8.9
Secured debt - One property in Tampa, FL	7.00%	5.15%	10,483	3/1/2019	7,890	6.9
Secured debt - Two properties in Indianapolis, IN	5.73%	5.24%	49,907	10/11/2015	46,700	3.5
Total / weighted average secured fixed rate debt	6.25%	5.58%	$ 94,826		$ 31,186	4.7
Summary Debt:						
Total / weighted average floating rate debt	2.00%	2.00%	$ 350,000		$ 350,000	4.8
Total / weighted average secured fixed rate debt	6.25%	5.58%	94,826		31,186	4.7
Total / weighted average debt	2.90%	2.76%	$ 444,826		$ 381,186	4.8

[1] Includes the effect of unamortized fair value premium related to mortgage debt assumed. Excludes the effects of transaction costs.

[2] Interest on drawings under our unsecured revolving credit facility is at LIBOR plus 150 basis points, subject to adjustment based on changes to our senior unsecured debt ratings; the coupon rate and interest rate listed above are as of 3/31/2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to 10/19/2016.

[3] In January 2012, we entered into a five year $350,000 unsecured term loan. The term loan bears interest at LIBOR plus 175 basis points, subject to adjustment based on changes to our senior unsecured debt ratings; the coupon rate and interest rate listed above are as of 3/31/2012. The term loan is prepayable without penalty at any time.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt		Secured Fixed Rate Debt	Total [3]
2012	$ -		$ 1,350	$ 1,350
2013	-		1,933	1,933
2014	-		2,072	2,072
2015	-	[1]	48,691	48,691
2016	-		24,708	24,708
2017	350,000	[2]	1,308	351,308
2018	-		1,415	1,415
2019	-		9,168	9,168
2020	-		1,333	1,333
2021 and thereafter	-		349	349
Total	$ 350,000		$ 92,327	$ 442,327
Percent	79.1%		20.9%	100.0%

[1] Represents amounts outstanding on our unsecured revolving credit facility at 3/31/2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date of our unsecured revolving credit facility to 10/19/2016.

[2] In January 2012, we entered into a five year $350,000 unsecured term loan. The term loan bears interest at LIBOR plus 175 basis points, subject to adjustment based on changes to our senior unsecured debt ratings. The term loan is prepayable without penalty at any time.

[3] The total debt as of 3/31/2012, including unamortized mortgage premiums, was $444,826.



LEVERAGE RATIOS AND COVERAGE RATIOS

	As of and for the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Leverage Ratios:					
Total debt / total market capitalization[1]	28.2%	29.4%	24.5%	26.0%	15.6%
Total debt / total book capitalization[1]	33.4%	33.1%	26.8%	34.0%	21.1%
Total debt / total assets[1]	32.6%	32.2%	25.9%	33.0%	20.5%
Total debt / gross book value of real estate assets[2]	29.8%	29.6%	23.9%	30.3%	18.6%
Secured debt[1] / total assets	7.0%	7.0%	3.6%	3.9%	4.7%
Coverage Ratios:					
EBITDA[3] / interest expense[4]	7.3x	9.0x	8.3x	7.9x	8.7x
Total Debt[1] / Annualized EBITDA[3]	3.8x	3.7x	3.1x	4.0x	1.9x

[1] Debt includes the effect of mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties, at cost before depreciation, including purchase price allocations less impairment writedowns, if any.

[3] See Exhibit B for the calculation of EBITDA and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] Interest expense includes the net amortization of mortgage premiums and deferred financing fees.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Leasing capital [1]	$ 426	$ 2,545	$ 563	$ 585	$ 160
Building improvements [2]	194	1,054	853	537	29
Recurring capital expenditures	620	3,599	1,416	1,122	189
Development, redevelopment and other activities [3]	405	2,256	463	96	130
Total capital expenditures	$ 1,025	$ 5,855	$ 1,879	$ 1,218	$ 319
Average sq. ft. during period	8,951	8,620	7,920	7,316	6,942
Building improvements per average sq. ft. during period	$ 0.02	$ 0.12	$ 0.11	$ 0.07	n/m

[1] Leasing capital includes tenant improvements (TI) and leasing costs (LC).

[2] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[3] Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.



ACQUISITION INFORMATION SINCE 1/1/2012
(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Date Acquired	City and State	Number of Properties	Sq. Ft.	Purchase Price	Purchase Price / Sq. Ft.	Cap Rate	Weighted Average Remaining Lease Term	Percent Leased	Major Tenant - Occupant

There were no acquisitions during the three months ended March 31, 2012.

PORTFOLIO INFORMATION



305 East 46th Street, New York City, NY.
Square Feet: 187,060.
Primary Tenant: United Nations.



PORTFOLIO SUMMARY

	Number of Properties	Sq. Ft.[1]	% Sq. Ft.	% Rental Income[2]	% NOI Three Months Ended 3/31/2012 [3]
Properties majority leased to the U.S. Government	52	6,546,245	73.1%	72.9%	73.2%
Properties majority leased to state governments	15	1,959,506	21.9%	22.3%	20.3%
Property majority leased to the United Nations	1	187,060	2.1%	4.8%	5.7%
Other properties (currently vacant)	3	256,586	2.9%	0.0%	0.8%
Total	71	8,949,397	100.0%	100.0%	100.0%

[1] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Percentage of rental income is calculated using the annualized rent from tenants pursuant to leases existing as of 3/31/2012, plus estimated expense reimbursements, and excludes lease value amortization.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.



SUMMARY ACTUAL AND SAME PROPERTY RESULTS

(dollars and sq. ft. in thousands)

	Summary Actual Results		Summary Same Property Results [1]	
	For the Three Months Ended		For the Three Months Ended	
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Properties (end of period)	71	58	55	55
Total sq. ft. [2]	8,949	7,079	6,804	6,804
Percent leased [3]	91.9%	96.3%	91.0%	96.1%
Rental income [4]	$ 50,455	$ 39,228	$ 37,418	$ 38,448
NOI	$ 32,234	$ 24,343	$ 23,920	$ 23,840
NOI % margin	63.9%	62.1%	63.9%	62.0%
NOI % growth	32.4%	-	0.3%	-

[1] Based on properties we owned continuously since 1/1/2011.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to leases existing as of 3/31/2012, if any, and (ii) space which is leased, but
is not occupied or is being offered for sublease by tenants, if any.

[4] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments.
Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable charges paid to us by our tenants, as well
as the net effect of non-cash amortization of intangible lease assets and liabilities.

[5] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.



OCCUPANCY AND LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Properties	71	71	67	64	58
Total sq. ft. [1]	8,949	8,953	8,286	7,553	7,079
Square feet leased	8,223	8,508	7,964	6,818	6,818
Percentage leased	91.9%	95.0%	96.1%	96.5%	96.3%
Leasing Activity (sq. ft.):					
New leases	3	1	8	11	10
Renewals	35	547	77	14	11
Total	38	548	85	25	21
% Change in GAAP Rent [2]					
Government tenants	-0.6%	-4.9%	11.7%	7.7%	15.1%
Non-government tenants	-11.9%	-9.9%	-7.9%	-22.8%	-21.0%
Total	-4.6%	-5.0%	10.1%	-19.0%	11.9%
Leasing Commitments [3]:					
New leases	$ 36	$ 6	$ 147	$ 291	$ 126
Renewals	260	1,425	2,725	65	334
Total	$ 296	$ 1,431	$ 2,872	$ 356	$ 460
Leasing Commitments per Sq. Ft. [3]:					
New leases	$ 13.19	$ 14.48	$ 19.18	$ 27.37	$ 13.00
Renewals	$ 7.35	$ 2.60	$ 35.03	$ 4.66	$ 29.66
Total	$ 7.78	$ 2.61	$ 33.61	$ 14.48	$ 22.05
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	4.1	4.9	7.5	8.6	2.9
Renewals	4.4	9.8	9.7	3.6	7.2
Total	4.4	9.8	9.6	5.1	5.1
Leasing Commitments per Sq. Ft. per Year:					
New leases	$ 3.24	$ 2.97	$ 2.55	$ 3.16	$ 4.58
Renewals	$ 1.66	$ 0.26	$ 3.61	$ 1.31	$ 4.15
Total	$ 1.77	$ 0.27	$ 3.51	$ 2.83	$ 4.29

[1] Sq. ft. measurements are subject to modest changes when space is remeasured or reconfigured for new tenants.

[2] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[3] Represents commitments to tenant improvements and leasing costs.

The above leasing summary is based on leases executed during the periods indicated.

TENANT LIST



Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Rental Income [2]		Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Rental Income [2]
U.S. Government:					**State Government:**			
1 U.S. Customs & Immigration Service	630,609	7.0%	10.1%		1 State of Massachusetts - three agency occupants	307,119	3.5%	4.9%
2 Internal Revenue Service	1,032,330	11.5%	9.9%		2 State of California - seven agency occupants	345,492	3.9%	4.1%
3 Department of Justice	317,535	3.5%	5.7%		3 State of Georgia - Department of Transportation	293,035	3.3%	3.5%
4 Department of Agriculture	337,500	3.8%	4.7%		4 State of New Jersey - Department of Treasury	173,189	1.9%	2.5%
5 Department of Veterans Affairs	293,735	3.3%	3.7%		5 State of Oregon - three agency occupants	162,432	1.8%	1.7%
6 Centers for Disease Control	352,876	3.9%	3.4%		6 State of South Carolina - five agency occupants	125,250	1.4%	0.9%
7 Federal Bureau of Investigation	237,199	2.7%	2.8%		7 State of Maryland - three agency occupants	84,674	0.9%	0.6%
8 Defense Intelligence Agency	266,000	3.0%	2.5%		8 State of Minnesota - two agency occupants	71,821	0.8%	0.6%
9 National Business Center	212,996	2.4%	2.4%			1,563,012	17.5%	18.8%
10 National Park Service	166,745	1.9%	2.3%					
11 Department of Energy	220,702	2.5%	2.3%		**The United Nations**	187,060	2.1%	5.0%
12 Food and Drug Administration	133,920	1.5%	2.2%		**149 Non-Government Tenants**	651,731	7.3%	7.8%
13 Drug Enforcement Agency	167,892	1.9%	2.0%					
14 Social Security Administration	171,217	1.9%	1.9%		Subtotal Leased Square Feet	8,222,886	91.9%	100.0%
15 U.S. Courts	100,403	1.1%	1.7%					
16 Defense Information Services	163,407	1.8%	1.4%		**Available for Lease**	726,511	8.1%	--
17 Bureau of Land Management	183,325	2.0%	1.4%					
18 U.S. Postal Service	321,800	3.6%	1.2%		Total Square Feet	8,949,397	100.0%	100.0%
19 Military Entrance Processing Station	56,931	0.6%	1.0%					
20 Defense Nuclear Facilities Board	58,931	0.7%	1.0%					
21 Occupational Health and Safety Administration	57,770	0.6%	1.0%					
22 Financial Management Service	98,073	1.1%	0.9%					
23 Department of Housing and Urban Development	90,487	1.0%	0.8%					
24 Environmental Protection Agency	43,232	0.5%	0.8%					
25 Bureau of Prisons	51,138	0.6%	0.4%					
26 Equal Employment Opportunity Commission	19,409	0.2%	0.2%					
27 National Labor Relations Board	10,615	0.1%	0.2%					
28 Department of Homeland Security	6,419	0.1%	0.1%					
29 Department of State	5,928	0.1%	0.1%					
30 Executive Office for Immigration Review	5,500	0.1%	0.1%					
31 Department of Labor	6,459	0.1%	0.0%					
	5,821,083	65.0%	68.4%					

[1] Sq. ft. is pursuant to leases existing as of 3/31/2012, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Percentage of rental income is calculated using annualized rent from tenants pursuant to leases existing as of 3/31/2012, plus estimated expense reimbursements to be paid to us, and excludes lease value amortization.



LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

	Number of Tenants Expiring	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Rental Income Expiring [2]	% of Rental Income Expiring	Cumulative % of Rental Income Expiring
2012	50	1,162	14.1%	14.1%	$ 31,566	15.9%	15.9%
2013	38	962	11.7%	25.8%	14,548	7.3%	23.2%
2014	33	456	5.5%	31.3%	9,032	4.5%	27.7%
2015	35	1,174	14.3%	45.6%	25,883	13.0%	40.7%
2016	39	602	7.3%	52.9%	15,639	7.9%	48.6%
2017	25	574	7.0%	59.9%	11,854	6.0%	54.6%
2018	11	584	7.1%	67.0%	22,818	11.5%	66.1%
2019	12	1,288	15.7%	82.7%	31,822	16.0%	82.1%
2020	11	539	6.6%	89.3%	15,866	8.0%	90.1%
2021 and thereafter	12	882	10.7%	100.0%	19,702	9.9%	100.0%
Total	266	8,223	100.0%		$ 198,730	100.0%	
Weighted average remaining lease term (in years)		4.7			4.9		

[1] Sq. ft. is pursuant to signed leases as of 3/31/2012, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased,
  but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new
  tenants.

[2] Rental income is annualized rent from tenants pursuant to leases existing as of 3/31/2012, plus estimated expense reimbursements to be paid to us, and
  excludes lease value amortization.



EXHIBITS

17295 W. Alameda Parkway, Lakewood, CO.
Square Feet: 166,745.
Primary Tenant: National Park Service.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)

(dollar amounts in thousands)



EXHIBIT A

	For the Three Months Ended	
	3/31/2012	3/31/2011
Calculation of NOI:		
Rental income [(1)]	$ 50,455	$ 39,228
Operating expenses	(18,221)	(14,885)
Property net operating income (NOI)	$ 32,234	$ 24,343
Reconciliation of NOI to Net Income:		
Property net operating income (NOI)	$ 32,234	$ 24,343
Depreciation and amortization	(12,072)	(8,386)
Acquisition related costs	(49)	(829)
General and administrative	(3,039)	(2,343)
Operating income	17,074	12,785
Interest and other income	8	15
Interest expense	(4,023)	(2,537)
Income tax expense	(45)	(46)
Equity in earnings of an investee	45	37
Net income	$ 13,059	$ 10,254

[(1)] We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments of approximately $869 and $118 for the three months ended March 31, 2012 and 2011, respectively. Rental income includes non-cash amortization of intangible lease assets and liabilities of approximately ($554) and $172 for the three months ended March 31, 2012 and 2011, respectively. Rental income also includes reimbursements, tax escalations, parking revenues, service income and other fixed and variable payments received by us from our tenants.

We calculate net operating income, or NOI, as shown above. We define NOI as rental income from real estate less our property operating expenses. We consider NOI to be appropriate supplemental information to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and we believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, as an indicator of our financial performance or liquidity, nor is NOI necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. NOI should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other real estate investment trusts, or REITs, and real estate companies may calculate NOI differently than us.



CALCULATION OF EBITDA

(dollar amounts in thousands)

	For the Three Months Ended	
	3/31/2012	3/31/2011
Net income	$ 13,059	$ 10,254
Plus: interest expense	4,023	2,537
Plus: income tax expense	45	46
Plus: depreciation and amortization	12,072	8,386
Plus: acquisition related costs	49	829
EBITDA	$ 29,248	$ 22,052

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities as a measure of financial performance or liquidity. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollar amounts in thousands, except per share data)



EXHIBIT C

	For the Three Months Ended			
	3/31/2012		3/31/2011	
Net income	$	13,059	$	10,254
Plus: depreciation and amortization		12,072		8,386
FFO		25,131		18,640
Plus: acquisition related costs		49		829
Normalized FFO	$	25,180	$	19,469
Weighted average common shares outstanding		47,052		40,501
FFO per share	$	0.53	$	0.46
Normalized FFO per share	$	0.54	$	0.48

We calculate funds from operations, or FFO, and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs and loss on early extinguishment of debt, if any. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.